AMULET GROUP HOLDINGS, INC.

Unaudited Financial Statements for The Years Ended December 30, 2017 and 2016

May 3, 2018



Independent Accountant's Review Report

To Management
Amulet Group Holdings, Inc.
Scottsdale, AZ

We have reviewed the accompanying balance sheet of Amulet Group Holdings, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 3, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

AMULET GROUP HOLDINGS, INC.
BALANCE SHEET
DECEMBER 31, 2017 & 2016

_____

		2017		**2016**
ASSETS				
CURRENT ASSETS				
Cash	$	2,749	$	2
Accounts Receivable		12,870		-
Related Party Loan Receivable		16,248		23,204
TOTAL CURRENT ASSETS		31,868		23,206
NON-CURRENT ASSETS				
Fixed Assets		85		1,615
Intangible Assets		136,463		99,890
TOTAL NON-CURRENT ASSETS		136,547		101,505
TOTAL ASSETS		168,415		124,711
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		211,921		107,441
Notes Payable		8,455		-
TOTAL CURRENT LIABILITIES		220,375		107,441
NON-CURRENT LIABILITIES				
Notes Payable		40,000		53,026
Related Party Loan		8,400		
Convertible Note		21,230		3,000
TOTAL LIABILITIES		290,005		110,441
SHAREHOLDERS' EQUITY				
Common Stock		325		-
Preferred Stock		37		37
Additional Paid in Capital		390,123		461,564
Retained Earnings		(512,074)		(447,331)
TOTAL SHAREHOLDERS' EQUITY		(121,589)		14,271
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	168,415	$	124,711

Unaudited- See accompanying notes.   1

AMULET GROUP HOLDINGS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

	2017	2016
Operating Income		
Sales, Net	$ 47,730	$ 68,062
Cost of Goods Sold	38,724	49,675
Gross Profit	9,005	18,387
Operating Expense		
General & Adminstrative	35,993	98,480
Legal & Professional	25,385	47,084
Research & Development	4,160	4,395
Advertising & Marketing	2,649	684
Depreciation	1,530	2,168
	69,717	152,810
Net Income from Operations	(60,712)	(134,423)
Other Income (Expense)		
Interest Income	(400)	3
Interest Expense	(3,632)	(801)
Net Income	$ (64,743)	$ (135,221)

Unaudited- See accompanying notes.

AMULET GROUP HOLDINGS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

Cash Flows From Operating Activities	**2017**	**2016**
Net Income (Loss) For The Period	$ (64,743)	$ (135,221)
Change in Accounts Receivable	(12,870)	1,497
Change in Accounts Payable	1,475	-
Change in Accrued Interest	104,480	95,194
Change in Related Party Loan Receivable	6,956	(23,204)
Change in Notes Payable	(1,046)	56,026
Depreciation Expense	1,530	2,168
Net Cash Flows From Operating Activities	35,782	(3,540)
Cash Flows From Investing Activities		
Change in Intangible Assets	(36,573)	(74,031)
Net Cash Flows From Investing Activities	(36,573)	(74,031)
Cash Flows From Financing Activities		
Proceeds of Convertible Note	18,230	-
Change in Notes Payable	3,400	-
Change in Additional Paid in Capital	(17,416)	12,601
Issuance of Common Stock	325	-
Net Cash Flows From Investing Activities	4,539	12,601
Cash at Beginning of Period	2	64,973
Net Increase (Decrease) In Cash	3,748	(64,970)
Cash at End of Period	$ 2,749	$ 2

Unaudited- See accompanying notes.

AMULET GROUP HOLDINGS, INC.
STATEMENT OF SHAREHOLDER'S DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

	2017	2016
Starting Equity (Deficit)	14,271	$ 136,891
Issuance of Stock	325	-
Change in Additional Paid in Capital	(71,441)	12,601
Net Income (Loss)	(64,743)	(135,221)
Ending Equity (Deficit)	$ (121,589)	$ 14,271

Unaudited- See accompanying notes.

AMULET GROUP HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 AND 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Amulet Group Holdings, Inc. (“the Company”) is a corporation organized under the laws of the State of Delaware. The Company specializes in ballistic barrier technology that is uniquely designed to be integrated directly into all types of commercial furniture, architectural walls, custom millwork and interior design elements. In addition, the Company operates a security consultant referral network for specialists in application of Amulets’ products.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company’s ability to continue as a going concern or to achieve management’s objectives may be dependent on the outcome of the offering or management’s other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over

the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

<u>Income Taxes</u>

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2016 and 2017, will remain subject to review by the Internal Revenue Service until 2020 and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2016 and 2017 remain subject to review by that State until 2020 and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of Arizona. The Company's tax filings in the State of Arizona for 2016 and 2017 remain subject to review by that State until 2020 and 2021, respectively.

NOTE C – DEBT & RELATED PARTY LOAN

On July 22, 2016, the Company entered into a borrowing agreement with Gene Perez, Chief Operating Officer, in the amount of $5,000 at a 19.81% interest rate, with a date of maturity of June 30, 2017.This loan was paid in the first quarter of 2018.

On October 28, 2016 the Company borrowed money from a non-related party under a convertible note. This note is a convertible note and as interest accrues the Company shall grant the holder sevenyear warrants to purchase up to 2,500 shares of common stock of the Company at an exercise price of $1.60 per share. The maturity date of this loan was April 28, 2017 and carries $21,230 in subscriptions. On August 15, 2017, a revolving line of credit was converted to a term loan in the amount of $6980. Monthly payments for this loan are $348.29 with a term of 24 months, amounts in aggregate: $4179.48 (2018) and $2786.32 (2019).

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E – RELATED PARTY LOAN RECEIVABLE

In 2015, the company advanced funds to Jeff Isquith, Chief Executive Officer & Founder ("the Loan"). The Loan does not carry an interest rate or monthly payment. The Loan matures in December of 2018.

NOTE F - INTANGIBLE ASSETS

The Company is currently in the process of acquiring patents and trademarks with a carrying amount of $136,463 for 2017, respectively. As of December 31, 2017, intangible assets have not been amortized. Upon issuance of the trademark and patent, the life of the patent will be used to calculate the proper amortization expense.

NOTE G- COMMITMENTS AND CONTINGENCIES

The Company anticipates litigation relating to an operational matter in the near future. As of December 31, 2017, management has not accrued a reserve for potential liability related to litigation because it was not reasonably estimable at the time the financial statements were available to be issued.

NOTE H - SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 3, 2018, the date that the financial statements were available to be issued.